Exhibit 15.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-111310) pertaining to the Employees’ Stock Option Plans of Elron Electronic Industries Ltd. of our report dated March 12, 2003, except as to note 7(d)6 which is dated March 10, 2004, with respect to the consolidated financial statements of Elron Electronic Industries Ltd. included in the Annual Report on Form 20-F for the year ended December 31, 2004.

Tel-Aviv, Israel July 12, 2005	/s/ Luboshitz Kasierer An affiliate member of Ernst & Young International